Mail Stop 6010


March 16, 2006

Mr. Mark J. Plush
Vice President and Chief Financial Officer
Keithley Instruments, Inc.
28775 Aurora Road
Solon, Ohio 44139

		RE: 	Keithley Instruments, Inc.
			Form 10-K for fiscal year ended September 30, 2005
			File No.  1-9965

Dear Mr. Plush,

	We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.




      Sincerely,


							Martin F. James
							Senior Assistant Chief
Accountant